                       SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                            ______________________

                                 SCHEDULE 13D
                                Amendment No. 3
                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                 Medarex, Inc.
_______________________________________________________________________________
                                (Name of Issuer)

                         COMMON STOCK, par value $0.01
_______________________________________________________________________________
                         (Title of Class of Securities)

                                  583916-10-1
_______________________________________________________________________________
                                  CUSIP Number

                             BCC Acquisition I LLC
                            c/o Bay City Capital LLC
                               750 Battery Street
                                   Suite 600
                        San Francisco, California  94111
                                 (415) 676-3830

                                with a copy to:

                             Timothy G. Hoxie, Esq.
                        Heller Ehrman White & McAuliffe
                                333 Bush Street
                        San Francisco, California  94104
                                 (415) 772-6052
_______________________________________________________________________________
                      (Name, address and telephone number
          of person authorized to receive notices and communications)

                               September 14, 2000
                            ______________________
                         (Date of Event which requires
                           filing of this statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this statement because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box: [_]

                         (Continued on following pages)
                              (Page 1 of 9 Pages)

CUSIP NO. 583916-10-1               13D                      Page 2 of 9 pages

                               Amendment No. 3
1)   NAMES OF REPORTING PERSONS                         BCC Acquisition I LLC
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                      (b) [X]
-------------------------------------------------------------------------------
3)   SEC USE ONLY
-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                              WC, AF
-------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                        [_]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                         Delaware
-------------------------------------------------------------------------------
  NUMBER OF             7)   SOLE VOTING POWER                            -0-
   SHARES
                       --------------------------------------------------------
BENEFICIALLY            8)   SHARED VOTING POWER             2,626,673 shares
  OWNED BY
                       --------------------------------------------------------
  EACH
REPORTING               9)   SOLE DISPOSITIVE POWER                       -0-
 PERSON
                       --------------------------------------------------------
  WITH                 10)   SHARED DISPOSITIVE POWER       2,626,673 shares
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                2,626,673 shares
      EACH REPORTING PERSON
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.29%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON                                             OO
-------------------------------------------------------------------------------

CUSIP NO. 583916-10-1               13D                       Page 3 of 9 pages
                                Amendment No. 3

1)   NAMES OF REPORTING PERSONS               The Bay City Capital Fund I, L.P.
-------------------------------------------------------------------------------
2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                 (a) [_]
                                                                      (b) [X]
-------------------------------------------------------------------------------
3)   SEC USE ONLY
-------------------------------------------------------------------------------
4)   SOURCE OF FUNDS                                              WC, AF
-------------------------------------------------------------------------------
5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEM 2(d) or 2(e)                                        [_]
-------------------------------------------------------------------------------
6)   CITIZENSHIP OR PLACE OF ORGANIZATION                              Delaware
-------------------------------------------------------------------------------
  NUMBER OF             7)   SOLE VOTING POWER                            -0-
   SHARES
                       --------------------------------------------------------
BENEFICIALLY            8)   SHARED VOTING POWER             2,626,673 shares
  OWNED BY
                       --------------------------------------------------------
  EACH
REPORTING               9)   SOLE DISPOSITIVE POWER                       -0-
 PERSON
                       --------------------------------------------------------
  WITH                 10)   SHARED DISPOSITIVE POWER       2,626,673 shares
-------------------------------------------------------------------------------
11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY                2,626,673 shares
      EACH REPORTING PERSON
-------------------------------------------------------------------------------
12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES                                                      [_]
-------------------------------------------------------------------------------
13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                7.29%
-------------------------------------------------------------------------------
14)   TYPE OF REPORTING PERSON                                             OO
-------------------------------------------------------------------------------

CUSIP NO. 583916-10-1                13D                      Page 4 of 9 pages
                                Amendment No. 3

--------------------------------------------------------------------------------------------
 1)   NAMES OF REPORTING PERSONS                          Bay City Capital Management LLC
--------------------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------------------
 3)   SEC USE ONLY
--------------------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS                                                  WC, AF
--------------------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      [_]
--------------------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
--------------------------------------------------------------------------------------------
  NUMBER OF SHARES       7)  SOLE VOTING POWER                           -0-
                        --------------------------------------------------------------------
BENEFICIALLY OWNED BY    8)  SHARED VOTING POWER                  2,626,673 shares
                        --------------------------------------------------------------------
EACH REPORTING PERSON    9)  SOLE DISPOSITIVE POWER                      -0-
                        --------------------------------------------------------------------
        WITH             10) SHARED DISPOSITIVE POWER             2,626,673 shares
--------------------------------------------------------------------------------------------
 11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON                                                     2,626,673 shares
--------------------------------------------------------------------------------------------
 12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [_]
--------------------------------------------------------------------------------------------
 13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               7.29%
--------------------------------------------------------------------------------------------
 14)   TYPE OF REPORTING PERSON                                           OO
--------------------------------------------------------------------------------------------

CUSIP NO. 583916-10-1                13D                      Page 5 of 9 pages
                                Amendment No. 3

--------------------------------------------------------------------------------------------
 1)   NAMES OF REPORTING PERSONS                               Bay City Capital  LLC
--------------------------------------------------------------------------------------------
 2)   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                (a)  [_]
                                                                      (b)  [X]
--------------------------------------------------------------------------------------------
 3)   SEC USE ONLY
--------------------------------------------------------------------------------------------
 4)   SOURCE OF FUNDS                                                  WC, AF
--------------------------------------------------------------------------------------------
 5)   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
      PURSUANT TO ITEM 2(d) or 2(e)                                      [_]
--------------------------------------------------------------------------------------------
 6)   CITIZENSHIP OR PLACE OF ORGANIZATION                            Delaware
--------------------------------------------------------------------------------------------
  NUMBER OF SHARES       7)  SOLE VOTING POWER                           -0-
                        --------------------------------------------------------------------
BENEFICIALLY OWNED BY    8)  SHARED VOTING POWER                  2,626,673 shares
                        --------------------------------------------------------------------
EACH REPORTING PERSON    9)  SOLE DISPOSITIVE POWER                      -0-
                        --------------------------------------------------------------------
        WITH             10) SHARED DISPOSITIVE POWER             2,626,673 shares
--------------------------------------------------------------------------------------------
 11)   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
       PERSON                                                     2,626,673 shares
--------------------------------------------------------------------------------------------
 12)   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
       CERTAIN SHARES                                                    [_]
--------------------------------------------------------------------------------------------
 13)   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)               7.29%
--------------------------------------------------------------------------------------------
 14)   TYPE OF REPORTING PERSON                                           OO
--------------------------------------------------------------------------------------------

CUSIP NO. 583916-10-1                13D                      Page 6 of 9 pages
                                Amendment No. 3

                                  INTRODUCTION

     BCC Acquisition I LLC, a Delaware limited liability company ("BCC Acquisition"), hereby files this Amendment No. 3 (the "Amendment") to the Statement on Schedule 13D (the "Statement") on behalf of the Reporting Persons (as defined under Item 2 of the Statement) identified herein pursuant to the Agreement with Respect to Schedule 13D attached to the Statement as Exhibit 7(1). Defined terms not otherwise defined herein are deemed to have the same definition as ascribed thereto in the Statement.

     Only those Items amended are reported herein.

     Item 4.  Purpose of Transaction.
              ----------------------

     Item 4 is amended by adding the following paragraph at the end thereof:

     In a series of open market transactions on the NASDAQ occurring on September 12 through 15, 18, 22, and 25 through 29 and October 2 and 3, 2000, BCC Acquisition disposed of an aggregate of 750,000 shares of the Common Stock of the Issuer at an average sales price of approximately $109.93 per share. The total funds received by BCC Acquisition in these transactions was $82,442,425 (excluding broker commissions). A table identifying the sales occurring within the last sixty days is included in Item 5(c) of this Amendment. BCC Acquisition presently intends to hold its remaining shares for investment, but reserves the right to sell additional shares, or acquire additional shares, from time to time.

     Item 5.  Interest in Securities of the Issuer.
              -------------------------------------

     Item 5, paragraphs (a) and (b), is amended to read as follows:

CUSIP NO. 583916-10-1                 13D                      Page 7 of 9 pages
          -----------           Amendment No. 3

     (a) and (b)

     The aggregate number of Shares and percentage of Common Stock of the Issuer (based upon Issuer's report on Form 10-Q for the quarter ending June 30, 2000, that it had 36,020,286 shares of Common Stock outstanding as of August 1, 2000) beneficially owned by each person named in Item 2, as well as the number of Shares of Common Stock as to which such person is deemed to have sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition, or shared power to dispose or direct the disposition, in each case after giving effect to the transactions described in Item 4 of this Amendment, is set forth in the following table.

=======================================================================================================
Reporting Person         No. of Shares     Percentage         Power to Vote          Power to Dispose
                          Beneficially      of Class
                             Owned                          Shared        Sole      Shared       Sole
-------------------------------------------------------------------------------------------------------
BCC Acquisition I          2,626,673          7.29%        2,626,673               2,626,673
-------------------------------------------------------------------------------------------------------
BCC Fund I, L.P.           2,626,673          7.29%        2,626,673               2,626,673
-------------------------------------------------------------------------------------------------------
BCC Management LLC         2,626,673          7.29%        2,626,673               2,626,673
-------------------------------------------------------------------------------------------------------
BCC LLC                    2,626,673          7.29%        2,626,673               2,626,673
-------------------------------------------------------------------------------------------------------

     The information required by Item 5 with respect to persons with whom voting or dispositive power is shared is set forth in Item 2 of the Statement.

     (c) To the best knowledge of the Reporting Persons, no person described in paragraph (a) of this Item 5 has effected any transaction in the Common Stock of the Issuer during the past 60 days other than as set forth in the table below:

CUSIP NO. 583916-10-1                 13D                      Page 8 of 9 pages
          -----------           Amendment No. 3


------------------------------------------------------------------------------------------
         Date            Seller          # Shares            Price            Total Funds
                                                                               Received
------------------------------------------------------------------------------------------
         9/12/00     BCC Acquisition       35,000          $107.9911        $ 3,779,558.56
------------------------------------------------------------------------------------------
         9/13/00     BCC Acquisition      102,500           106.5168         10,917,604.11
------------------------------------------------------------------------------------------
         9/14/00     BCC Acquisition      250,000           110.0375         27,508,454.07
------------------------------------------------------------------------------------------
         9/15/00     BCC Acquisition       28,000           110.8839          3,104,641.75
------------------------------------------------------------------------------------------
         9/18/00     BCC Acquisition        7,500           106.3333            797,469.21
------------------------------------------------------------------------------------------
         9/22/00     BCC Acquisition       80,000           103.2969          8,263,472.59
------------------------------------------------------------------------------------------
         9/25/00     BCC Acquisition       35,000           109.8304          3,843,931.91
------------------------------------------------------------------------------------------
         9/26/00     BCC Acquisition       20,000           108.8438          2,176,799.48
------------------------------------------------------------------------------------------


------------------------------------------------------------------------------------------
         9/27/00     BCC Acquisition       80,000           114.1211          9,129,379.72
------------------------------------------------------------------------------------------
         9/28/00     BCC Acquisition       45,000           115.8333          5,212,320.80
------------------------------------------------------------------------------------------
         9/29/00     BCC Acquisition       20,000           118.4375          2,368,667.09
------------------------------------------------------------------------------------------
         10/2/00     BCC Acquisition       20,000                118          2,359,917.38
------------------------------------------------------------------------------------------
         10/3/00     BCC Acquisition       27,000             110.38          2,980,208.00
------------------------------------------------------------------------------------------
TOTAL                                     750,000                           $   82,442,425
                                          -------                           --------------
------------------------------------------------------------------------------------------

     (d) To the best knowledge of the Reporting Persons, no persons other than the Reporting Persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of the Issuer held by the Reporting Persons.

     A response to Item 5(c) is added as follows:


     Other than the transactions described in Item 4 of this Amendment, there have been no transactions by the Reporting Persons in the Issuer's Common Stock since the date of filing of Amendment No. 2 to the Statement, dated July 5, 2000.

CUSIP NO. 583916-10-1                 13D                      Page 9 of 9 pages
          -----------           Amendment No. 3


                                   SIGNATURE

     After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATED: October 4, 2000

                                        BCC Acquisition I LLC


                                        By  Its Manager
                                            The Bay City Capital Fund I, L.P.

                                            By:  Its General Partner
                                                 Bay City Capital Management LLC


                                                 By:  /s/  Fred B. Craves
                                                    ----------------------------
                                                    Name:  Fred B. Craves
                                                    Its:   Manager